UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the six months ended June 30, 2010.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         x                                                                  Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______                                                                    No         x       .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release
SQM REPORTS EARNINGS FOR THE FIRST HALF OF 2010

Highlights

•	SQM reported net income for the first half of 2010 of US$181.5 million, an increase of 4.2% over the first half of 2009.

•	Earnings per ADR totaled US$0.69 for the first six months, compared to US$0.66 for the same period of 2009.

•	Revenues for first half of 2010 were 29.5% higher than that of first half of 2009.

•

Santiago, Chile, August 31, 2010.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first half of 20101 of US$181.5 million (US$0.69 per ADR), an increase of 4.2% with respect to the same period of 2009, when earnings totaled US$174.2 million (US$0.66 per ADR).  Gross Margin reached US$303.2 million (35.0% of revenues), 9.7% higher than the US$276.4 million (41.3% of revenues) recorded during the first half of 2009.  Revenues totaled US$865.3 million for the first six months, representing an increase of 29.5% over the US$668.4 million reported in the same period of 2009.

The Company also announced a year-over-year earnings increase of 22.4% for the second quarter of 2010, reporting quarterly net income of US$105.0 million (US$0.40 per ADR) compared to the 2009 figure of US$85.8 million (US$0.33 per ADR). Gross Margin for the second quarter reached US$171.7 million, 27.9% higher than the US$134.3 million recorded for the same period of 2009. Revenues totaled US$476.7 million, an increase of approximately 37.3% with respect to the second quarter of 2009, when revenues amounted to US$347.2 million.

Patricio Contesse, SQM’s Chief Executive Officer, stated, “We have observed a positive shift in demand across all of our business segments during the first six months of 2010. The momentum observed during the first quarter has continued through the second quarter, as improved economic conditions have helped sustain demand. Additionally, inventory levels throughout the supply chain, in all of our business lines, have begun to return to normal levels, which had both a positive impact on our sales volumes and also reflects a clear signal of consumer and distributor confidence in long-term demand.”

Mr. Contesse continued, “Our expansion of potassium-based fertilizers has continued to develop according to plans, as evidenced by the completion of our 300,000 metric ton potassium nitrate facility in Coya Sur and the significant increase of production capacity of potassium chloride in the Salar de Atacama.”

Mr. Contesse concluded, “Despite some uncertainty regarding the global economy in the short term, we continue to observe strong demand fundamentals in all of our business lines which allow us to maintain an optimistic outlook regarding the future growth prospects of the Company.”
____________________
1 Figures for the first half of 2010 have been prepared according to IFRS standards, and figures for the first half of 2009 have also been prepared according to IFRS for comparative purposes.

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our SPN business line for the first half of 2010 totaled US$301.0 million, 16.4% higher than the US$258.6 million recorded for the same period in 2009.

Second quarter 2010 revenues reached US$172.8 million, an increase of 25.3% over the US$137.9 million recorded in 2009.

Specialty Plant Nutrition Volumes and Revenues (six months ended June 30):
		2010	2009	2010/2009
Sodium Nitrate	Th. MT	14.7	9.8	4.9	50%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	298.7	194.2	104.4	54%
Specialty Blends	Th. MT	48.7	46.9	1.9	4%
Other specialty plant nutrients (*)	Th. MT	42.2	32.7	9.5	29%
Specialty Plant Nutrition Revenues	MUS$	301.0	258.6	42.4	16%
*Includes trading of other specialty fertilizers.

During the second quarter of 2010, we continued to observe a positive trend in potassium-markets which reflects the return to more normalized demand levels. Potash markets have continued to stabilize since the end of 2009, and consequently we have observed higher volumes across our potassium business segments. Uncertainty in potassium-related fertilizer markets has subsided, consumer confidence in pricing has returned and demand subsequently has rebounded above 2009 market lows.

Major SPN markets have shown positive improvement in demand during the first half of 2010, resulting in significantly higher sales volumes and revenues compared to the same period of the previous year and reflecting underlining confidence in fertilizer markets. Growers are returning to more normalized consumption rates, and strong demand for premium fruits and vegetables has also helped underpin recovery for specialty fertilizers during the first half of the year. Improved demand for high quality crops combined with other key demand fundamentals –scarcity of water and high cost of land – should continue to drive SPN markets in the medium-term.

Volumes in the second quarter were particularly strong given that both consumers and distributors of specialty fertilizers have restored most of their operational inventories. This effect had a positive impact on our sales volumes, and combined with a solid rebound in demand, allowed our volumes to improve significantly over those posted in the same period the previous year.

Considering the restocking of inventory that occurred during the first half of 2010, we expect volumes in the second half of the year will be lower than those observed during the first half of 2010, but higher than those recorded in the second half of 2009.

In general, prices have been lower than those observed in 2009, with average prices during the first half of 2010 lower than the same period last year. Average prices for the second quarter were slightly lower average prices for the first quarter.

SPN gross margin2 for the first half of 2010 accounted for approximately 32% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the first half of 2010 totaled US$150.0 million, an increase of 59.5% with respect to the US$94.0 million reported for the first half of 2009.

Iodine and derivatives revenues for the second quarter of 2010 amounted to US$87.1 million, an increase of 71.0% compared to the US$50.9 million recorded the previous year.

Iodine and Derivative Volumes and Revenues (six months ended June 30):

		2010	2009	2010/2009
Iodine and Derivatives	Th. MT	5.7	3.5	2.2	62%
Iodine and Derivatives Revenues	MUS$	150.0	94.0	56.0	60%

General outlook for global markets has improved considerably compared to the first half of 2009 and has had a positive impact on the iodine market. The encouraging signals of demand recovery observed during the first months of 2010 have continued into the second quarter of the year, and as a result volumes increased by 62% compared to the same period last year. Demand for industrial applications of iodine – such as biocides, nylon and LCD screens – remained strong, while applications related to human and animal health and nutrition have remained at stable levels. Inventories have continued to move towards historical levels which has also positively impacted demand for iodine. Because of the strong improvement in market demand, the Company had record second quarter sales volumes in 2Q10.

We anticipate that these improved market conditions will continue throughout the second half of 2010. However, given the recovery in inventory levels by consumers and distributors during the second quarter, volumes for the second half of the year could potentially be lower than those recorded during the first half of the year, but significantly higher than second half of 2009. A return to normal inventory levels by consumers underlines market confidence in long-term demand recovery.

Gross margin for the Iodine and Derivatives segment accounted for approximately 21% of SQM’s consolidated gross margin for the first half of 2010.

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$77.5 million during the first half of 2010, an increase of 47.6% with respect to the US$52.5 million recorded for the first half of 2009.

Second-quarter 2009 lithium revenues increased 55.8% with respect to the second quarter of 2009, amounting to US$43.6 million, compared to US$28.0 million in 2009.

Lithium and Derivatives Volumes and Revenues (six months ended June 30):
		2010	2009	2010/2009
Lithium and Derivatives	Th. MT	16.4	9.0	7.4	82%
Lithium and Derivatives Revenues	MUS$	77.5	52.5	25.0	48%

The lithium market has also improved markedly compared to the depressed market conditions observed during 2009. Industrial applications – such as lubricating greases and other construction-related applications – that were once expected to recover in the span of a few years have reached levels close to those observed pre-crisis due to improved global market conditions. Secondary rechargeable batteries for portable devices, the traditional driver of the lithium market, have also improved beyond demand highs observed in 2008. Consumers throughout the lithium chain have also restored their operational inventories which has boosted demand for lithium and helped improve our sales volumes. As a result of these positive demand factors, we posted record second quarter volumes for lithium and derivatives.

We estimate that volumes should continue to evolve positively during the second half of the year, and we expect that sales volumes in the second half of the year will be similar to those observed during the first half of the year.

Gross margin for the Lithium and Derivatives segment accounted for approximately 12% of SQM’s consolidated gross margin for the first half of 2010.

Potassium Chloride & Potassium Sulfate (MOP & SOP)3

Potassium Chloride and Potassium Sulfate revenues for the first half of 2010 totaled US$242.4 million, a 32.6% increase with respect to the first half of 2009, when revenues amounted to US$182.8 million.

Year-over-year potassium chloride revenues grew 35.2% in the second quarter, reaching US$117.7 million, compared to US$87.1 million for the same period of 2009.

Potassium Chloride & Potassium Sulfate Volumes and Revenues (six months ended June 30):

		2010	2009	2010/2009
Potassium Chloride & Potassium Sulfate	Th. MT	571.0	275.4	295.6	107%
Potassium Chloride & Potassium Sulfate Revenues	MUS$	242.4	182.8	59.6	33%

We have continued to observe a positive trend in demand recovery as markets return to more normalized levels.  Momentum from demand recovery in the first quarter of 2010 has continued in the following months as fertilizer buyers are once again returning to markets. Demand fundamentals for this segment have continued to improve since the first quarter, as reflected by increased sales volumes of major market players.

In this improved market scenario, we have continued with our plans to expand potassium-based products from the Salar de Atacama, and our potash sales more than doubled in the first half of the year compared to the first 6 months of 2009.

Although average prices for the first half of 2010 were approximately 36% lower than the same period last year, they were in line with our expectations after pricing established in major markets after the global economic crisis. We anticipate that sales volumes in the second half of this year will be similar to those recorded during the first half of the year.

Gross margin for potassium chloride and potassium sulfate accounted for approximately 24% of SQM’s consolidated gross margin for the first half of 2010.

Industrial Chemicals

Industrial Chemicals revenues for the first six months of 2010 reached US$67.7 million, 45.3% higher than the US$46.6 million recorded for the same period of the previous year.

Revenues for the second quarter totaled US$40.3 million, an increase of 66.3% with respect to the second-quarter 2009 figure of US$24.3 million.

Industrial Chemicals Volumes and Revenues (six months ended June 30):

		2010	2009	2010/2009
Industrial Nitrates	Th. MT	88.4	60.4	28.0	46%
Boric Acid	Th. MT	2.1	1.3	0.8	59%
Industrial Chemicals Revenues	MUS$	67.7	46.6	21.1	45%

In line with positive trend observed in the global economy, volumes for industrial chemicals increased notably during the first half of 2010 compared to the same period of 2009. Traditional applications of industrial chemicals which were negatively impacted by the economic slowdown have begun to grow again.

We expect the market for traditional uses of industrial chemicals to improve in general this year with total demand reaching levels slightly lower than those observed pre-crisis. In addition, with important announcements of proposed subsidies for alternative energy projects in countries such as the United States, we continue to observe positive signs for future growth of projects that utilize industrial-grade sodium and potassium nitrate in solar thermal energy storage.

Considering that sales of industrial nitrates used in solar energy storage are expected to increase during the second half of the year, we anticipate higher sales volumes of industrial nitrates for the second half of the year.

Gross margin for the Industrial Chemicals segment accounted for approximately 10% of SQM’s consolidated gross margin for the first half of 2010.

Other Commodity Fertilizers

Revenues from sales of other commodity fertilizers and other income reached US$26.7 million in the first six months of the year, down from US$33.8 million for the same period of the previous year.

Company adopts IFRS

Following SVS guidelines, SQM has migrated from Chilean GAAP and has adopted International Financial Reporting Standards as the basis for its accounting principles. This change is effective as of January 1, 2010. Figures for the first half of 2010 and 2Q1O have been prepared under IFRS; figures for the first half of 2009 and 2Q09 have been prepared under IFRS for comparative purposes.

Administrative Expenses

Administrative expenses totaled US$36.1 million (4.2% of revenues) for the first six months of 2010, compared to the US$35.2 million (5.3% of revenues) recorded during the same period of 2009.

Net Financial Expenses

Net financial expenses for the first three months of 2010 were US$15.1 million, compared to the US$7.9 million recorded during the same period of 2009.

Notes:

(2) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(3) Potassium chloride and potassium sulfate will be reported together. This new classification better reflects the fact that both products are derived from the same natural resource, that they share a production process and that potassium is the most relevant driver for costs and pricing. This new classification is also consistent with market approach to reporting potassium products. SOP sales include sales of third party products.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact:       Mary Laverty, 56-2-4252074 / mary.laverty@sqm.com
Mark Fones, 56-2-4252485 / mark.fones@sqm.com

For media inquiries, contact: Fernanda Guerra, 56-2-4252027 / fernanda.guerra@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement
			For the 6-month period ended June 30
(US$ Millions)	For the 2nd Quarter
	2010	2009	2010	2009

Revenues	476.7	347.2	865.3	668.4

Specialty Plant Nutrition*	172.8	137.9	301.0	258.6
Iodine and Iodine Derivatives	87.1	50.9	150.0	94.0
Lithium and Lithium Derivatives	43.6	28.0	77.5	52.5
Potassium Chloride & Potassium Sulfate	117.7	87.1	242.4	182.8
Industrial Chemicals	40.3	24.3	67.7	46.6
Other Income	15.2	19.2	26.7	33.8

Cost of Goods Sold	(269.7)	(182.3)	(494.4)	(326.3)
Depreciation and Amortization	(35.3)	(30.7)	(67.7)	(65.7)

Gross Margin	171.7	134.3	303.2	276.4

Administrative Expenses	(18.3)	(19.2)	(36.1)	(35.2)
Financial Expenses	(10.1)	(7.8)	(17.9)	(15.7)
Financial Income	0.6	3.9	2.9	7.9
Exchange Difference	(2.2)	(0.6)	(5.4)	(6.3)
Other	(0.3)	(3.9)	(7.8)	(11.9)

Income Before Taxes	141.3	106.7	238.9	215.1

Income Tax	(35.3)	(21.4)	(56.0)	(42.2)

Net Income before minority interest	106.0	85.3	182.9	172.9

Minority Interest	(1.0)	0.4	1.4	(1.3)

Net Income	105.0	85.7	181.5	174.2
Net Income per Share (US$)	0.40	0.33	0.69	0.66

*Includes other specialty fertilizers

Balance Sheet

(US$ Millions)	As of June 30	As of Dec. 31
	2010	2009

Total Current Assets	1,651.5	1,707.4
Cash and cash equivalents	386.9	530.4
Accounts receivable (1)	420.7	394.5
Inventory	618.1	630.8
Others	225.8	151.7

Investments in related companies	61.8	55.2

Property, plant and equipment	1,338.5	1,300.5

Other Non-current Assets	76.1	78.7

Total Assets	3,128.0	3,141.8

Total Current Liabilities	349.4	545.0
Short-term debt	82.8	268.9
Others	266.6	276.2

Total Long-Term Liabilities	1,193.3	1,132.3
Long-term debt	1,094.4	1,024.4
Others	98.9	107.9

Shareholders' Equity before Minority Interest	1,540.2	1,418.8

Minority Interest	45.2	45.7

Total Shareholders' Equity	1,585.4	1,464.5

Total Liabilities & Shareholders' Equity	3,128.0	3,141.8

Liquidity (2)	4.7	3.1

(1) Accounts receivable + accounts receivable from related co.
(2) Current assets / current liabilities

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer & Business Development SVP

Date: September 1, 2010